November 3, 2021

Via EDGAR and FedEx

Ms. Jeanne Baker
Mr. Terence O'Brien
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE Washington, DC 20549

Re: Neurocrine Biosciences, Inc.
Form 10-K filed February 5, 2021
Form 8-K filed August 3, 2021
Form 8-K filed February 4, 2021
File No. 000-22705

Ladies and Gentlemen:

This letter is being transmitted by Neurocrine Biosciences, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by supplemental letter dated October 27, 2021 (the “Supplemental Letter”), with respect to the Company’s (i) Current Report on Form 8-K filed on August 3, 2021 and (ii) Current Report on Form 8-K filed on February 4, 2021. The Supplemental Letter from the Staff was received in response to the Company’s letter dated October 5, 2021 responding to comments from the Staff by letter dated September 22, 2021. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Supplemental Letter.

Form 8-K filed August 3, 2021

Exhibit 99.1, page 1

1.We have reviewed your response to prior comment 2. We believe the adjustments to exclude milestone payments received from licenses and collaborations, milestones paid related to licenses and collaborations, non-cash collaboration revenue and acquired in-process research and development R&D expense are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Response: The Company acknowledges the Staff’s comment and advises the Staff that beginning with the Company’s Current Report on Form 8-K filed on November 1, 2021 and commits that, to the extent applicable, in the Company’s future Form 8-K filings, earnings releases and other presentations that include Non-GAAP Financial Measures, for all periods presented, the Company will no longer exclude from such Non-GAAP Financial Measures amounts for (i) milestone payments received from licenses and collaborations, (ii) milestones paid related to licenses and collaborations, (iii) non-cash collaboration revenue, or (iv) acquired in-process research and development R&D expense. The Company will update prior period information for comparability to current year presentation.

United States Securities and Exchange Commission
November 3, 2021
Page Two

Form 8-K filed February 4, 2021

Exhibit 99.1
Full Year 2021 Expense Guidance, page 3

2.We note your response to prior comment 3. Notwithstanding the reasons for excluding any potential milestones or in-process research and development costs, we note that these amounts should not be excluded from GAAP measures. With reference to Item 10(e)(1)(B) of Regulation S-K, in lieu of presenting Combined GAAP R&D and SG&A expenses, you may need to indicate that a reconciliation to your most comparable GAAP measure is not available without unreasonable efforts. Please advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s practice is to include the following expenses in Combined GAAP R&D and SG&A expense guidance: (i) amounts for milestones that are probable of achievement or have been achieved and (ii) amounts for in-process research and development once significant collaboration and licensing arrangements have been completed. In acknowledgement of conversations with the Staff, the Company advises the Staff that beginning with the Company’s Current Report on Form 8-K filed on November 1, 2021 and commits that in future Form 8-K filings, earnings releases and other presentations that include Combined GAAP R&D and SG&A expense guidance, the Company will continue to include such amounts in Combined GAAP R&D and SG&A expense guidance to the extent applicable.

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The Company further acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (858) 617-7642 with any questions or further comments regarding the Company’s responses to the Staff’s comments.
Sincerely,

/s/ Matthew Abernethy

Matthew Abernethy
Chief Financial Officer

cc: Darin Lippoldt, Chief Legal Officer
Jason L. Kent, Cooley LLP